                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*



                       PETROLEUM HELICOPTERS INCORPORATED
  ----------------------------------------------------------------------------
                                (Name of Issuer)


               NON-VOTING COMMON STOCK, $0.10 PAR VALUE PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   716604 10 3
  ----------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 1998
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [X]      Rule 13d-1(c)

                  [ ]      Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  716604 10 3                13G                      Page 2 of 6 Pages
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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (entities only)

           WOODBOURNE PARTNERS, L.P.

--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                (a)     [ ]
                                                (b)     [ ]


--------------------------------------------------------------------------------
    3      SEC Use Only



--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization

           MISSOURI

--------------------------------------------------------------------------------
         Number of              5     Sole Voting Power

          Shares                      -0-

                             ---------------------------------------------------
       Beneficially             6     Shared Voting Power

                                      -0-
         Owned by
                             ---------------------------------------------------
                                7     Sole Dispositive Power
           Each
                                      -0-
         Reporting
                             ---------------------------------------------------
                                8     Shared Dispositive Power
        Person With
                                      -0-

--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           219,400

--------------------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                               [ ]



--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row (9)

           9.3%

--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           PN

--------------------------------------------------------------------------------

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CUSIP No.  716604 10 3                13G                      Page 3 of 6 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

           CLAYTON MANAGEMENT COMPANY

--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                (a)     [ ]
                                                (b)     [ ]


--------------------------------------------------------------------------------
    3      SEC Use Only



--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization

           MISSOURI

--------------------------------------------------------------------------------

         Number of              5     Sole Voting Power

          Shares                      219,400

                             ---------------------------------------------------
       Beneficially             6     Shared Voting Power

                                      -0-
         Owned by
                             ---------------------------------------------------
                                7     Sole Dispositive Power
           Each
                                      219,400
         Reporting
                             ---------------------------------------------------
                                8     Shared Dispositive Power
        Person With
                                      -0-

--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           219,400

--------------------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                               [ ]



--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row (9)

           9.3%

--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           CO

--------------------------------------------------------------------------------

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CUSIP No.  716604 10 3                13G                      Page 4 of 6 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

           JOHN D. WEIL

--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                (a)     [ ]
                                                (b)     [ ]


--------------------------------------------------------------------------------
    3      SEC Use Only



--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization

           MISSOURI

--------------------------------------------------------------------------------
         Number of              5     Sole Voting Power

          Shares                      219,400

                             ---------------------------------------------------
       Beneficially             6     Shared Voting Power

                                      -0-
         Owned by
                             ---------------------------------------------------
                                7     Sole Dispositive Power
           Each
                                      219,400
         Reporting
                             ---------------------------------------------------
                                8     Shared Dispositive Power
        Person With
                                      -0-

--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           219,400

--------------------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                               [ ]



--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row (9)

           9.3%

--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           IN

--------------------------------------------------------------------------------

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CUSIP No.  716604 10 3                13G                      Page 5 of 6 Pages
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                         AMENDMENT NO. 1 TO SCHEDULE 13G

         The Reporting Person reported the acquisition of shares of Non-Voting Common Stock, par value $.10 per share ("Stock"), of Petroleum Helicopters Incorporated, a Delaware corporation ("Issuer"), 113 Borman Drive, P.O. Box 23502, Lafayette, LA 70508, in an initial filing of this Schedule 13G on April 16, 1998. In this regard, Item 4 is hereby amended as follow. All other items are unchanged from the initial filing.

ITEM 4.     Ownership.

                                                           WOODBOURNE           CLAYTON               WEIL
                                                           ----------           -------              -------
                                                                           (general partner    (sole director and
                                                                            of Woodbourne)       shareholder of
                                                                                                    Clayton)
(a)  Amount beneficially owned:                             219,400             219,400              219,400
(b)  Percent of Class:                                        9.3%               9.3%                 9.3%
(c)  Number of Shares as to which the person has:
     (i)    Sole power to vote or direct the vote:            -0-               219,400              219,400
     (ii)   Shared power to vote or direct the vote:          -0-                 -0-                  -0-
     (iii)  Sole power to dispose or to direct the
            disposition of:                                   -0-               219,400              219,400
     (iv)   Shared power to dispose or to direct the
            disposition of:                                   -0-                 -0-                  -0-


ITEM 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      Dated:    February 16, 1999                WOODBOURNE PARTNERS, L.P.,

                                                 by  its  General  Partner,
                                                 CLAYTON MANAGEMENT COMPANY


                                                       /s/ John D. Weil
                                                 -------------------------------
                                                    John D. Weil, President

      Dated:    February 16, 1999                CLAYTON MANAGEMENT COMPANY


                                                       /s/ John D. Weil
                                                 -------------------------------
                                                     John D. Weil, President


      Dated:    February 16, 1999                      /s/ John D. Weil
                                                 -------------------------------
                                                         John D. Weil

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CUSIP No.  716604 10 3                13G                      Page 6 of 6 Pages
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                            EXHIBIT A TO SCHEDULE 13G

                     AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

      The undersigned persons, on February 16, 1999, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Stock of Petroleum Helicopters Incorporated.

                                                 WOODBOURNE PARTNERS, L.P.,

                                                 by  its  General  Partner,
                                                 CLAYTON MANAGEMENT COMPANY


                                                       /s/ John D. Weil
                                                 -------------------------------
                                                     John D. Weil, President


                                                 CLAYTON MANAGEMENT COMPANY


                                                       /s/ John D. Weil
                                                 -------------------------------
                                                    John D. Weil, President




                                                       /s/ John D. Weil
                                                 -------------------------------
                                                         John D. Weil